Consolidated Financial Statements

Prepared by Management

The three month and nine month periods ended September 30, 2007 are not reviewed by the Company’s Auditor

Third Quarter Report
Period Ended September 30, 2008

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP), and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with management to review results of the interim consolidated financial statements and related financial reporting matters prior to submitting the interim consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

The interim consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars)

		September 30,	December 31,
	Notes	2008	2007

ASSETS

Current assets
Cash and cash equivalents		$3,117	$16,577
Marketable securities	3	2,531	3,573
Accounts receivable and prepaids	4	8,962	7,200
Inventories	5	2,949	2,916
Due from related parties		105	228
Total current assets		17,664	30,494

Long term deposits		898	877
Long term investments	7	2,538	3,932
Mineral property, plant and equipment	8	52,552	46,848
Total assets		$73,652	$82,151

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$6,086	$4,348
Income taxes payable		708	781
Total current liabilities		6,794	5,129

Asset retirement obligations	9	1,676	1,578
Future income tax liability		5,866	5,068

Total liabilities		14,336	11,775

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 49,040,478 shares (2007 - 48,982,146 shares)	Page 5	87,545	87,458
Contributed surplus	Page 5	11,137	8,921
Accumulated other comprehensive income	Page 5	212	720
Deficit		(39,578)	(26,723)
Total shareholders' equity		59,316	70,376
		$73,652	$82,151
Going Concern note 1
Subsequent events see note 10 (b)

Approved on behalf of the Board

/s/ Bradford Cooke	/s/ Godfrey Walton
Director	Director

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Nine Months Ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2008	2007	2008	2007

Sales		10,613	7,686	$31,402	$21,301

Cost of sales		$7,648	$6,872	20,576	15,531
Depreciation, depletion and accretion		2,558	1,621	5,832	3,189
Exploration		3,148	1,112	7,892	4,213
General and administrative		1,242	39	4,069	3,426
Stock-based compensation	10	580	617	2,266	4,317
Operating profit (loss)		(4,563)	(2,575)	(9,233)	(9,375)

Foreign exchange gain (loss)		(119)	908	(416)	2,559
Gain (loss) on marketable securities		(816)	163	158	443
(Impairment) on asset backed commercial paper	7	(1,394)	(634)	(1,394)	(634)
Investment and other expenses		(61)	-	156	544

Income (loss) before taxes and other items		(6,953)	(2,138)	(10,729)	(6,463)
Non-controlling interest		-	-	-	(1,483)
Income tax recovery (provision)		(474)	(1,513)	(2,126)	(20)
Income (loss) for the period		(7,427)	(3,651)	(12,855)	(7,966)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		(713)	(554)	(350)	(137)
Reclassification adjustment for gain included in net income		816	291	(158)	80
		103	(263)	(508)	(57)
Comprehensive income (loss) for the period		(7,324)	(3,914)	(13,363)	(8,023)

Basic and diluted loss per share based on income (loss)		$(0.15)	$(0.08)	$(0.26)	$(0.18)

Weighted average number of shares outstanding		49,040,478	47,442,239	49,023,047	44,332,454

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND DEFICIT
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

		September 30	December 31
	Notes	2008	2007

Number of common shares, opening		48,982,146	42,373,988
Exercise of options	10 (b)	48,000	727,000
Exercise of warrants		-	3,038,222
Issued on acquisition of mineral properties		-	2,700,416
Share appreciation rights		10,332	142,520
Number of common shares, closing		49,040,478	48,982,146

Common shares, opening		$87,458	$63,353
Exercise of options	10	66	2,704
Exercise of warrants		-	8,233
Issued on acquisition of mineral properties		-	12,885
Share appreciation rights		21	283
Common shares, closing		87,545	87,458

Contributed surplus, opening		8,921	5,064
Stock based compensation	10	2,261	4,681
Fair value of warrants issued for mineral properties		-	508
Exercise of share purchase options		(25)	(1,049)
Share appreciation rights		(20)	(283)
Contributed surplus, closing		11,137	8,921

Other comprehensive income, opening		720	212
Cumulative impact of adoption of financial instrument standard		-	512
Unrealized gain on marketable securities		-	206
Realized gain on marketable securities included in net income		(508)	(210)
Accumulated other comprehensive income (loss), closing		212	720

Deficit, opening		(26,723)	(14,521)
Loss for the period		(12,855)	(12,202)
Deficit, closing		(39,578)	(26,723)

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

		Three Months Ended		Nine Months Ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2008	2007	2008	2007

Operating activities
(Loss) for the period		$(7,427)	$(3,651)	$(12,855)	$(7,966)
Items not affecting cash:
Stock-based compensation	10	580	617	2,266	4,317
Depreciation, depletion and accretion		2,558	1,621	5,832	3,189
Non-controlling interest		-	-	-	1,483
Future income tax loss (recovery)		191	2,064	786	(212)
Unrealized foreign exchange loss (gain)		(345)	(328)	6	(302)
Impairment of asset backed commercial paper		1,394	634	1,394	634
Loss (gain) on marketable securities		816	(416)	(158)	(416)
Net changes in non-cash working capital	11	815	3,803	(236)	(736)
Cash from (used for) operations		(1,418)	4,344	(2,965)	(9)

Investing activites
Property, plant and equipment expenditures	8	(2,921)	(6,200)	(11,209)	(14,163)
Investment in asset backed commercial paper		-	(5,203)	-	(5,203)
Long term deposits		(16)	3	(21)	(841)
Investment in marketable securities		(1,152)	(191)	(3,392)	(871)
Proceeds from sale of marketable securities		272	237	4,091	1,168
Cash used in investing activities		(3,817)	(11,354)	(10,531)	(19,910)

Financing activities
Common shares issued	10	-	3,207	36	8,376

Cash from financing activites		-	3,207	36	8,376

Decrease in cash and cash equivalents		(5,235)	(3,803)	(13,460)	(11,543)
Cash and cash equivalents, beginning of period		8,352	24,130	16,577	31,870
Cash and cash equivalents, end of period		$3,117	$20,327	$3,117	$20,327

See note 11 for supplementary cash flow information.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months Ended September 30, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

1.	BASIS OF PRESENTATION

The Company’s interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. The statements follow the same accounting policies and methods of application as our most recent annual financial statements, except as described in Note 2. Accordingly, they should be read in conjunction with our most recent annual financial statements. All dollar amounts are disclosed in US currency unless otherwise stated.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant operating losses to date. At September 30, 2008, the Company had working capital of approximately $10.7 million. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives in the near and long term. The Company’s ability to continue as a going concern is dependent on the Company’s ability to raise debt financing, equity financing or the attainment of profitable operations.

Management is currently pursuing alternatives to improve the financial position of the Company to remain a going concern through 2009. However, there can be no assurances that the Company will obtain adequate additional financing and/or achieve profitability or positive cash flows. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

2.	ADOPTION OF NEW ACCOUNTING STANDARDS

On January 1, 2008, the Company adopted five new accounting standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1506, Accounting Changes; Handbook Section 1535, Capital Disclosures; Handbook Section 3031, Inventories; Handbook Section 3862, Financial Instruments – Disclosure and Handbook Section 3863, Financial Instruments – Presentation.

(a)

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1506, Accounting Changes, which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in estimates and correction of errors. As a result of adopting this new standard, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information. There were no changes in policies or estimates during the period, except for those new standards adopted and noted below.

(b)

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months Ended September 30, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

2.	ADOPTION OF NEW ACCOUNTING STANDARDS (continued)

(c)

Effective January 1, 2008, the Company adopted the CICA guidelines of Section 3031, Inventories, which replaces Section 3030 of the same name. This standard harmonizes accounting for inventories under Canadian GAAP with International Financial Reporting Standards (“IFRS”). Under this standard, inventories are measured at the lower of cost and net realizable value. Similar inventories within a consolidated group are to be measured using the same method, and the reversal of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories.

The Company’s inventory balance consists of materials and supplies inventory, stockpile inventory, finished goods inventory and work-in-process inventory which are valued at the lower of cost and net realizable value. Cost is measured using the weighted average method. There are no write-downs or reversals of past write-downs. The application of this section did not have a significant impact on the Company’s financial statements.

(d)

Effective January 1, 2008, the Company adopted the CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation.

These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, included specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

		(i)	Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, receivables, marketable securities, accounts payable, accrued liabilities and asset backed commercial paper (“ABCP”). Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Marketable securities are available for sale with the unrealized gain or loss recorded in other comprehensive income. Interest income and expense are both recorded in income.

The fair values of cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities approximate carrying value because of the short term nature of these instruments. The fair value of the asset backed commercial paper is determined by discounting the stream of future payment at the estimated prevailing market rates. There are no significant differences between the carrying values and the fair values of any financial assets or liabilities.

		(j)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company’s exposed to credit risk on its bank accounts, trade receivable and IVA receivable. Credit risk exposure on bank accounts is limited through maintaining its cash and equivalents with high-credit quality financial institutions. Trade receivables are generated on the sale of silver to a large Mexican refiner which the Company has deemed to have a high credit rating. IVA receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash equivalents, marketable securities and receivables the Company believes that these sources will be sufficient to cover the likely short term cash requirements and commitments.

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months Ended September 30, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

2.	ADOPTION OF NEW ACCOUNTING STANDARDS (continued)

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. The Company’s operating expenses are primarily incurred in Mexican pesos and Canadian dollars, and the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The US dollar equivalent of financial assets and liabilities denominated in currencies other than the US dollar as at September 30, 2008 are as follows:

	Canadian Dollar	Mexican Peso

Financial Assets	8,852	7,246
Financial Liabilities	(614)	(5,414)
Net Financial Assets	8,237	1,832

As at September 30, 2008, with other variables unchanged, a 20% strengthening of the US dollar against the Canadian dollar would decrease net earnings by $1.4m due to these financial assets.

As at September 30, 2008, with other variables unchanged, a 20% strengthening of the US dollar against the Mexican peso would decrease net earnings by $0.3m due to these financial assets.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

Commodity Price Risk – The value of the Company’s mineral resource properties is related to the price of silver and gold, and the outlook for these minerals. Silver and gold prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors. The Company has elected not to actively manage our commodity risk at this time.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months Ended September 30, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

3.	MARKETABLE SECURITIES

	September 30	December 31
	2008	2007

Investment in shares of companies	$2,531	$3,066
Unrealized gain (loss)	-	507
	$2,531	$3,573

The Company’s recognized the unrealized losses as September 30, 2008 as non temporary due to the expected near term liquidation of marketable securities to meet operating needs. The Company recognized an impairment of $730,000 as of September 30, 2008 as a loss on marketable securities.

4.	ACCOUNTS RECEIVABLE AND PREPAIDS

Trade Receivables	$1,681	$1,908
IVA Receivables	5,560	4,676
Other Receivab les	95	26
Prepaids and Advances	1,626	590
	$8,962	$7,200

5.	INVENTORIES

	September 30	December 31
	2008	2007

Supplies in ventory	$1,611	$1,294
Stockpile inventory	364	1,012
Finished Goods inventory	663	348
Work in process inventory	311	262
	$2,949	$2,916
Inventories are held at cost

6.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has $43,000 receivable related to administration costs outstanding as of September 30, 2008 (December 31, 2007 – Nil).

During the course of the period the company paid $158,000 in consulting fees to a company with common directors and management.

The Company has paid $84,000 for legal services to a legal firm in which the Company’s corporate secretary is a partner.

The Company currently holds marketable securities purchased for $279,000 of a public company with common directors and management that has a market value of $36,000. The company currently holds securities from an option agreement with a deemed value of $160,000 of a private company with common directors that has a deemed market value of $160,000.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months Ended September 30, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

7.	LONG TERM INVESTMENTS

At September 30, 2008 the Company held Canadian Asset Backed Commercial Paper “ABCP” purchased in a Canaccord Capital account in August 2007 with a par value $5.2 million. At the dates at which we acquired the investments, the non-bank sponsored ABCP was rated RI (High) by Dominion Bond Rating Services (“DBRS”), the highest credit rating issued for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.

In September 2007, a Pan-Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts. A press release issued by the Committee on December 23, 2007 outlined a proposal to restructure ABCP for new notes that have maturities based on the maturities of the assets of underlying ABCP

As of December 31, 2007, based on the information available, the Company estimated the fair values of our ABCP investments to be $3.9m calculated by taking a 20% impairment from the face value of the asset and discounting the remaining value over a one year period using a discount rate of prime + 1%, resulting in an $1.3m impairment.

On March 20, 2008 the Committee issued an information statement which provided details of the restructuring plan. The proposed restructuring plan (the “Restructuring Plan”) was submitted under the Companies Creditors Arrangement Act and approved by the majority of noteholders on April 25, 2008. The Restructuring Plan was sanctioned by the Ontario Superior Court on June 5, 2008. Subsequent to the approval the court of appeal reviewed a group of investors seeking relief including dismissal of the Restructuring Plan and as of September 19, 2008 the Supreme Court of Canada denied the noteholders seeking relief thereby allowing the implementation of the Restructuring Plan expected in late November.

We have updated our valuation model to reflect new information outlined in the information statement. The restructuring plan contemplates:

  The creation of three master asset vehicles (MAV). Participation in each of the MAV is dependant on the noteholder’s ability and willingness to self insure against margin calls.

  Within each MAV, the issuance of 5 different series of notes:

    Class A-1 Notes will be the senior notes, with the other series of Notes subordinated to them. Class A-1 Notes are expected to receive AA ratings, have maturities from 6 to 8 years and a coupon rate of Bankers Acceptance (“BA”) Rate less 0.5%.

    Class A-2 Notes will be senior to the Class B Notes, C Notes and IA Tracking Notes. Class A- 2 Notes are expected to receive AA ratings, have maturity of 8 years and a coupon rate of BA Rate less 0.5%

    Class B Notes will be senior to the Class C Notes and IA Tracking Notes. Class B Notes will not be rated and are expected to have a maturity of 8 years and a coupon rate BA Rate of less 0.5%

    Class C Notes will be senior to the IA Tracking Notes. Class C Notes will not be rated and are expected to have a maturity of 8 years and a coupon rate of 20%. It was stated by JP Morgan the Class C Notes that “investors” should expect return closer to BA Rate less 0.5%.

    IA Tracking Notes will not be rated. IA Tracking Notes are expected to have a maturity of 8 years and a coupon rate equivalent to the net rate of return generated by the specific underlying assets.

  The allocation of existing ABCP notes to proposed new notes are based on a report issued by J.P. Morgan, financial advisor to the Committee. The new notes will be issued based on relative contribution from the assets underlying the existing trusts based on this report.

  There is no market data on these notes and no formal rating have yet been issued by DBRS.

Based on the Restructuring Plan:

  CAN $2,892,000 of our investments will be replaced with Class A-1 Notes

  CAN $1,808,000 of our investments will be replaced with Class A-2 Notes

  CAN $ 310,000 of our investments will be replaced with Class B Notes

  CAN $ 155,000 of our investments will be replaced with Class C Notes

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months Ended September 30, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

7.	LONG TERM INVESTMENTS (continued)

The Company has assessed the estimated fair value of our ABCP investments and based on the available information regarding current market conditions, the underlying assets of our existing trusts and the indicative values contained in the report issued by JP Morgan, we recorded an additional impairment of $1.4m on completion of the court process for implementation of the Restructuring Plan. There is a significant amount of uncertainty in estimating the amount of timing of cash flows associated with the ABCP. The Company estimated the value of using a basic discounted cashflow model assuming principal is repaid between 2013 and 2016 using a 12% discount rate. This results in an estimated fair value of $2.5m.

8.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	September 30, 2008			December 31, 2007
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Properties	$36,342	$7,574	$28,768	$32,365	$5,444	$26,921
Mill	17,225	2,526	$14,699	13,723	1,517	12,206
Machinery and equipment	7,357	1,026	$6,331	6,754	480	6,274
Transportation and vehicles	1,016	343	$673	720	182	538
Buildings	1,735	155	$1,580	724	74	650
Office equipment	671	170	$501	324	65	259
	$64,346	$11,794	$52,552	$54,610	$7,762	$46,848

9.	ASSET RETIREMENT OBLIGATIONS

Although the ultimate amount of the reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $2,047,000 which has been discounted using a credit adjusted risk free rate of 8.25%. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.

Changes to the reclamation and closure cost balance during the period are as follows:

Balance at December 31, 2007	$1,578

Changes during the period:
Incurrence	-
Change in estimate	-
Interest accretion	98

Balance at September 30, 2008	$1,676

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations.

10.	SHARE CAPITAL

	(a)	As at September 30, 2008 and December 31, 2007 a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months Ended September 30, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

10.	SHARE CAPITAL (continued)

	(b)	Purchase options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the current Company’s stock option plan approved by the Company’s shareholders in fiscal 2006 at exercise prices determined by reference to the market value on the date of the grant. The stock option plan allows for granting options to its directors, officers, employees and consultants to acquire up to 9,800,000 shares.

The following table summarizes the status of the Company’s stock option plan as at September 30, 2008 and changes during the period ended:

Prices expressed in CAN $
	September 30, 2008		December 31, 2007
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of period	4,089,400	$ 3.25	3,626,400	$ 2.43
Granted	2,073,000	$ 3.25	1,685,000	$ 4.13
Exercised	(48,000)	$ 0.98	(727,000)	$ 2.70
Cancelled (1)	(420,000)	$ 3.92	(495,000)	$ 3.07
Outstanding, end of period	5,694,400	$ 3.24	4,089,400	$ 3.25

Options exercisable at period-end	5,694,400	$ 3.24	4,089,400	$ 3.25

(1) 20,000 priced at CAN $1.60 options were cancelled in exchange for 10,332 share appreciation rights in 2008, while 155,000 options were cancelled in exchange for 77,852 share appreciation rights in 2007

The following tables summarize information about stock options outstanding at September 30, 2008:

		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	September 30, 2008	(Number of Years)	Prices	September 30, 2008	Prices

$0.00 - $0.99	145,000	0.3	$ 0.66	145,000	$ 0.66
$1.00 - $1.99	360,000	0.7	$ 1.60	360,000	$ 1.60
$2.00 - $2.99	2,036,400	2.4	$ 2.63	1,976,400	$ 2.64
$3.00 - $3.99	1,583,000	4.7	$ 3.09	383,000	$ 3.19
$4.0 0- $4.99	1,415,000	7.7	$ 4.73	1,415,000	$ 4.73
$5.0 0- $5.99	155,000	3.5	$ 5.48	155,000	$ 5.48

	5,694,400	4.2	$ 3.24	4,434,40 0	$ 3.30

During the period ended September 30, 2008, the Company recognized stock-based compensation expense of $2,266,000 (September 30, 2007 - $4,317,000) based on the fair value of options granted. The company has implemented vesting periods for all options granted subsequent to June 1, 2008. Options granted subsequent to this date vest 20% immediately and 20% every 6 months over two years.

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months Ended September 30, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Purchase options (continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions for the period ended:

	Period Ended	Period Ended
	September 30, 2008	September 30, 2007

Weigh ted average fair value of
options granted d urin g the period	$1.74	$2.74

Risk-free interest rate	3.98%	3.98%
Expected dividend yield	0%	0%
Expected stock price volatility	67%	67%
Expected option life in years	4.00	5.66

In the period, the Company granted stock options to new employees to acquire up to 498,000 common shares at a weighted average exercise price of CAN $3.91 per share with expiry dates between January 1, 2013 and May 31, 2013.

In the period, the Company granted stock options to directors, officers, employees and contractors to acquire up to 1,575,000 common shares at an exercise price of CAN $3.04 per share with expiry dates between June 1, 2013 and June 30, 2013. All options granted subsequent to June 1, 2008 are subject to a vesting period, where 20% of the options vest immediately while the remaining vest 20% every six months over a two year period.

Subsequent to the period end, the Company granted 80,000 stock options to a new employee to acquire common shares at an exercise price of CAN $1.46 per share with expiry dates between October 1, 2013 and November 15, 2013.

(c)	Warrants

At September 30, 2008, the Company had outstanding warrants to purchase an aggregate 310,000 common shares as follows:

Exercise		Outstanding at				Outstanding at
Price	Expiry Dates	December 31, 2007	Issued	Exercised	Expired	September 30, 2008
CAN $
$5.50	May 30, 2009	250,000	-	-	-	250,000
$4.65	January 8, 2009	60,000	-	-	-	60,000
		310,000	-	-	-	310,000

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months Ended September 30, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Period Ended	Period Ended
	September30,	September30
	2008	2007

Net changes in non-cash working capital
Accounts receivableand prepaids	$(1,762)	$(2,705)
Inventories	(262)	(406)
Due fromrelated parties	123	34
Accounts payableand accrued liabilities	1,738	2,153
Income taxes payable	(73)	188
	$(236)	$(736)

Non-cash financing and investingactivities:
Reclamation included in mineral property, plant and equipment	-	355
Tax gross up related totheacquistion of subsidiary	-	1,853
Fair valueof stock options allocated to shares issued
on exercise of stock options	30	856
Fair valueof shares issued under theshareappreciation rights plan	21	279
Fair valueof equity issued on acquisition ofother mineral properties	-	12,315

Cash interest paid in the period ended September 30, 2008 and 2007 was nil, while income taxes paid in the period was $801,000 (2007 – nil) in Mexico.

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months Ended September 30, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

12.	SEGMENT DISCLOSURES

The Company has one operating segment, being the exploration and development of mineral properties. All of the Company’s assets are located in Mexico and Canada. Operating locations are as follows:

	September 30, 2008
	Corporate	Guanacevi	Guanajuato	Total

Cash and cash equivalents	$3,117	$-	$-	3,117
Marketable securities	2,531	-	-	2,531
Accounts receivables and prepaids	3,425	2,568	2,969	8,962
Inventories	-	2,384	565	2,949
Due to related parties	105	-	-	105
Mineral property,plant and equipment	151	42,131	10,270	52,552
Long term investments	2,538	-	-	2,538

Revenue	$-	$24,763	$6,639	$31,402
Net income (loss) before taxes and other items	(15,723)	5,521	(527)	(10,729)

	December 31, 2007
	Corporate	Guanacevi	Guanjuato	Total

Cash and cash equivalents	$16,404	$779	$(606)	$16,577
Marketable securities	3,573	-	-	3,573
Accounts receivables and prepaids	253	4,473	2,474	7,200
Inventories	-	2,544	372	2,916
Due to related parties	228	-	-	228
Mineral property,plant and equipment	166	37,194	9,488	46,848
Long term investments	3,932	-	-	3,932

	September 30, 2007

Revenue	$-	$19,038	$2,263	$21,301
Net income (loss) before taxes and other items	(9,044)	3,612	(1,031)	$(6,463)

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months Ended September 30, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

HEAD OFFICE		#301 – 700 West Pender Street
Vancouver, BC, Canada V6C 1G8

	Telephone:	(604) 685-9775
1-877-685-9775
	Facsimile:	(604) 685-9744

	Website:	www.edrsilver.com

DIRECTORS		Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender
Geoff Handley
Rex McLennan

OFFICERS		Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Mexico Operations
Barry Devlin ~ Vice-President, Exploration
Stewart Lockwood ~ Secretary

REGISTRAR AND		Computershare Trust Company of Canada
TRANSFER AGENT		3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS		KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS		Vector Corporate Finance Lawyers
#1040 – 999 West Hastings Street
Vancouver, BC, V6C 2W2

SHARES LISTED		Toronto Stock Exchange
Trading Symbol - EDR

American Stock Exchange
Trading Symbol – EXK

Frankfurt Stock Exchange
Trading Symbol - EJD

Endeavour Silver Corp.	Page - 17 -